[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 11, 2015

Re: The Match Group, Inc. Draft Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of The Match Group, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for nonpublic review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed offering of shares of its common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1269 or Ante Vucic at (212) 403-1370, each of this office, as counsel to the Company.

Very truly yours,

/s/ Andrew J. Nussbaum

cc:                                Gregg J. Winiarski (IAC/InterActiveCorp)

cc:                                Ante Vucic